Exhibit 99.1

news

IMMEDIATE	19 December 2002

Royal & SunAlliance announces new Chairman and Chief Executive

Royal & Sun Alliance Insurance Group plc today announced the appointments of Mr John Napier as Chairman designate and Mr Andy Haste as Group Chief Executive. Mr Napier, who is also Chairman of Kelda Group Plc, will join the Royal & SunAlliance Board in January 2003, succeeding Sir Patrick Gillam as Chairman in March. Mr Haste, currently Chief Executive of AXA Sun Life and an Executive Director of AXA UK, will take up the role of Group Chief Executive in April 2003, subject to regulatory approval. He will also become a Main Board Director of Royal & SunAlliance.

Chairman Sir Patrick Gillam said: “This is a very important time for Royal & SunAlliance and we are delighted to be appointing two accomplished business leaders to take on the roles of Chairman and Chief Executive. John Napier has extensive experience across a broad range of industry sectors, achieving considerable success in refocussing companies. Andy Haste has many years’ experience of managing financial services companies. He is a proven implementer with an excellent track record of managing change and delivering improved performance.

”I am confident that John and Andy will provide the leadership and drive to ensure that we improve our performance and deliver better results. They will bring a fresh perspective to the Group and valuable insights into how change and business improvements have been implemented in other major companies.”

Commenting on his new appointment, Mr Napier said: “Royal & SunAlliance is one of the great names of the insurance industry. The Company, in common with much of the insurance industry, has had a number of difficult external and internal challenges, to which it is responding. I look forward to making my contribution to the Company’s success.”

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Mr Haste said of his move: “The Group has recognised the need to make changes. It will be focussing on profitable markets. My challenge is to lead the management team and work with the Chairman and Board to establish a secure, sustainable and profitable business which will grow in the future.”

Bob Gunn, Acting Group Chief Executive, announced his plans to retire in 2003 after completing a successful management hand-over. Mr Gunn had previously indicated to the Board that he did not wish to be considered as a candidate for the Group Chief Executive role. Sir Patrick said: “We are grateful to Bob for assisting in the transition, a final task, following 30 years of service, in which he has made a great contribution to the Group."

--ENDS--

Enquiries to:

Malcolm Gilbert	Stephen Clark	Karen Donhue
Tel: +44 (0)20 7569 6139	Tel: +44 (0)20 7569 6127	Tel: +44 (0)20 7569 6133

Photos available at: www.newscast.co.uk (tel: +44 (0)20 7608 1000)

Notes to Editors

1.	Biographical details of John Napier and Andy Haste are attached.

2.

Sir Patrick Gillam was appointed Chairman of Royal & SunAlliance in 1997 following the merger of the Royal with Sun Alliance in 1996. He is also Chairman of Standard Chartered Plc. Sir Patrick will be retiring from both positions in 2003 upon reaching the age of 70. He is a former Managing Director of The British Petroleum Company and a former Chairman of Asda Group Limited.

3.

Bob Gunn was appointed Acting Group Chief Executive of Royal & SunAlliance in September 2002 in addition to his role as Group Chief Operating Officer. Prior to moving to London in September 2001 to take up the Group COO role, Mr Gunn had served as Group Director - Americas since 1998, and as a member of the Group’s Board of Directors since June 1999. Previously, Mr Gunn was Chief Executive of the Group’s Canadian operations from 1990, having originally joined Royal & SunAlliance in Canada in 1973.

4.	Royal & SunAlliance is a leading international insurance group, writing business in over 130 countries and serving more than 20 million customers.

JOHN NAPIER

Chairman designate
Royal & Sun Alliance Insurance Group plc

John Napier, 60, will join the Board of Royal & Sun Alliance Insurance Group plc in January 2003, and will succeed Sir Patrick Gillam as Chairman in March 2003.

Mr Napier has extensive experience across a broad range of industry sectors. He began his career in the printing and newspaper industries, initially in production and then in general management. He became Managing Director of AGB Plc, an international market research and information services company, in 1986, and, in 1991, joined business services group Hays Plc as Managing Director.

In 1998, he took on the role of Chairman of the cash and carry group, Booker Plc, where he oversaw a restructuring of the Board and management team and the introduction of a stronger performance culture.

Mr Napier was appointed a non-executive director of Kelda Group Plc in mid-1999, and became Executive Chairman a year later with the departure of both the Chairman and Chief Executive. Mr Napier led the Group’s restructuring programme, disposing of non-core assets and focussing the business back on the fundamental issues of the water industry. He reverted to the role of non-executive Chairman in September 2002, following the Group’s recovery and the appointment of a new Chief Executive.

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ANDY HASTE

     Group Chief Executive designate
Royal & Sun Alliance Insurance Group plc

Andy Haste, 40, will take up the role of Group Chief Executive of Royal & Sun Alliance Insurance Group plc in April 2003. He will also become a Main Board Director of Royal & SunAlliance.

Mr Haste has a strong background in financial services. He is currently Chief Executive of AXA Sun Life, one of the market leaders in the UK life and pensions industry, and an Executive Director of AXA UK. He was appointed Chief Executive of AXA Sun Life in 1999, responsible for the company’s strategic development, operations and overall financial performance. He led the successful repositioning of the AXA Sun Life business in the UK.

Mr Haste was previously President and CEO, Global Consumer Finance Europe at GE Capital, responsible for operations employing some 13,500 staff across 12 countries. This business unit covered such activities as private label credit cards, personal lending, bank cards, sales finance, and insurance products throughout the UK, Western Europe and Eastern Europe.

Prior to joining GE Capital, Mr Haste spent 16 years with National Westminster Bank Group, both in the UK and USA. From 1992 to 1995, Mr Haste headed the consumer loan products division of NatWest Bank’s US operations. In 1995, he was appointed President of the Bank’s US consumer credit business.

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